Exhibit 99.6
Wipro Limited
Investors/Analysts Conference Call
6:45 PM July 19, 2006
Moderator
Ladies and gentlemen, thank you for standing by and welcome to the Wipro Technologies’ first quarter results conference call for quarter ending June 2006. At this time all lines are in a listen-only mode. Later there will be a question and answer session and instructions will be given at that time. If you do need assistance during today’s call please press the * followed by the zero and an operator will help you offline. As a reminder, today’s conference is being recorded. At this time I would like to turn the conference over to Sridhar Ramasubbu, please go ahead sir.
Sridhar Ramasubbu
Thanks Kent, and thanks everyone for joining us for Wipro’s first quarter results and earnings call for the quarter ended June 30th, 2006. I have with me Jatin and Rajesh from the IR team who join me in conveying a very warm welcome to all of you. With us today we have Mr. Azim Premji, Chairman, Mr. Suresh Senapaty, CFO, and other members of the senior management team including the business unit heads. I hope all of you have had an opportunity to review the press release we issued today morning under US GAAP.
Let me give you quickly the agenda for today’s call. Azim Premji will share his thoughts on our performance and prospects, and Suresh will take you through the financial highlights of this quarter. As a reminder, when we discuss our results in today’s call some of the issues we discuss maybe forward looking, and I would like to advise you that these statements may be subject to known and unknown risks and uncertainties that could cause actual results to vary materially. Such risks and uncertainties are discussed in detail in our filings with SEC. Wipro assumes no obligation to update the information presented during today’s call. The call is scheduled for an hour, the entire earnings call proceedings are being archived, and transcripts would be made available after the call at www.wipro.com.
As most of you are aware I am taking this call from India and I have communicated both my India and US cell numbers. I am online on Blackberry and if you have any specific questions which you are unable to ask, please send me an e-mail and we will address those questions as well at the end of the Q&A. So with that let me turn over the call to Mr. Azim Premji, Chairman — Wipro.
Azim Premji
Good morning to all of you all. By now, you would have seen our results for the quarter ended June 30th 2006. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and prospects.
The results for the quarter is a reinforcement of our approach, fine balance between long-term and short-term goals, consistency in delivering results, and focus on operational improvements.

For the quarter revenues from our global IT services business at $539.3 million is ahead of our guidance of $533 million.
The IT services business continued to witness broad based growth across verticals, across geographies and across service lines.
Our differentiated services such as testing and technology infrastructure management continue to grow ahead of the overall growth rate.
Our top 10 clients grew ahead of our overall company growth rate instilling confidence to our account management efforts.
In line with our expectations our Business Process Outsourcing business witnessed a small decline in revenues with significantly improved profitability for the fifth consecutive quarter.
Our wins in the transaction processing business during the quarter, an improvement in operational matrix give us confidence that we are on the right track.
Our India, Middle East, and Asia Pacific IT business recorded strong year-on-year revenue growth of 29% and profit before interest and tax growth of 37%, expanding operating margins by 50 basis points year-on-year.
Wipro Consumer Care & Lighting business also grew well with 25% year-on-year revenue growth and 24% year-on-year profit growth.
During the quarter, we launched The Spirit of Wipro. It is the contemporary articulation of the never changing core values that Wipro practices. It is rooted in current realties and at the same time, it is aspirational.
We also kicked off new initiatives in our innovation journey called the quantum innovation. Our global command center which offers a unique delivery model for outsourced infrastructure services , won the Innovation for India Award under the business model category in June 2006. Wipro is the only Indian company to figure in Business Week IN25 Champions of Innovation listing in June 2006.
We have in the last 6 months announced six acquisitions. These acquisitions are a culmination of discussions and due diligence over the last 12 months. While these acquisitions definitely have long-term strategic value, we are equally confident that we will derive significant value from these acquisitions in the medium terms as well.
Overall, our experience in terms of early wins and business integration so far, gives us confidence that we are progressing well and with the right strategy.
To sum up, we are confident that the investments we have made in organic and the inorganic side of our business to enhance our capabilities and the initiatives have been well kicked off and this enables Wipro to achieve its vision of global leadership.
I would now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.

Suresh Senapaty
A very good morning to all of you ladies and gentlemen and good evening to those of you in Asia. I will touch upon the areas in our performance and financials that would be of interest to you all.
Let me commence by highlighting the facts that for the convenience of the readers, our US GAAP financial statement has been translated into dollars as a known buying rate in your city on 30th June 2006, as certified by the Federal Reserve Bank of New York, which is one dollar is equal to rupees 45.87.
Accordingly, revenue of our global IT services segment that was $539 million or in rupee terms Rs. 24.5 billion appears in our earnings release as $534 million based on the convenience translation.
Global IT services revenue for the quarter of USD $539 million included about $45.6 million from BPO services and $12 million from acquisitions. Acquisition revenue includes $3.2 million from ENABLER, which has been consummated effective June 1st 2006.
We had sequential revenue growth of 5.3% in our global IT services business driven by a 5.5% growth in the volume of business, an increase of 0.8% in realization for work-performed onsite and 0.5% increase in price realization for offshore projects.
On the forex front, our realized rate for the quarter was Rs. 45.43 versus the rate of Rs. 45.10 realized for the quarter ended March 2006. At a period end after assigning to net foreign exchange denominated assets on the balance sheet, we have about $410 million of hedges at rates between 44.90 and 46.
This quarter, we made incremental investments in sales & marketing and account management. The margins for the quarter were also impacted by lower profitability in acquisition. However, the operational improvement in terms of higher utilization and improved realization helped us mitigate some of these pressures.
Continuing on its transformation journey our BPO business expanded operating margins for the fifth consecutive quarter.
For the quarter ending September 2006, we expect volume led growth with broadly stable price realizations. In line with our plan, we have granted restricted stock units effective July 2006. The issue of these restricted stock units will result in a non-cash charge in our income statement of approximately Rs. 3.4 billion over 5 years.
In line with the earlier years, we plan to implement compensation increase in a staggered fashion starting from September 2006. These combined with our lower profitability on acquisition will impact our operating margins for the quarter ended 30th September 2006. We will endeavor to maintain our operating margins in a narrow range excluding foreign currency fluctuations through positive levers like G&A leverage, bulge improvement and productivity gains etc.
We will now be glad to take questions.

Moderator
Ladies and gentlemen, if you do wish to ask your question, please press the star followed by the one on your touchtone phone. You will hear a tone indicating you have been placed in queue and you may remove yourself from the queue by pressing the pound key. If you are using a speaker phone you may need to pick up your handset before pressing the star then one. So again, if you have a question please press star and then one at this time.
And your first comes from the line of Moshe Katri with Cowen & Company. Please go ahead.
Moshe Katri
Thanks. I wanted to congratulate you on some of the operational improvements on your BPO side of the business. I want to start first focusing on the 6 acquisitions that you have made so far. I am curious, what was the revenue generation for the quarter from the 6 acquisitions, and also Suresh, you have indicated that you had a dilutive impact from these acquisitions on EBIT margins. It will be really helpful if you can quantify the impact on margins from these acquisitions?
Suresh Senapaty
I think the dilution we had on EBIT margins on account of acquisition for Q1 on a sequential basis if I take it, it will be about 50 basis points. If I take it on a y-o-y basis it will be about 100 basis points. And your other question was....
Moshe Katri
The revenue contribution from those acquisitions?
Suresh Senapaty
That is about..., what I talked about, is about 12 million dollars, little under 12 million dollars.
Moshe Katri
Okay. And then for the September quarter that is coming up, are we also talking about, you know, on a sequential basis what sort of an impact could we expect from these acquisitions? Is it going to be flatter or it is going to be higher?
Suresh Senapaty
For the quarter ending September it will higher. It depends, let me explain it, this is the total revenue coming from the acquisition, so the total revenue that will come from acquisition bucket that will be showed separately would be higher in quarter ending September because, a) there are two more acquisitions to be consummated, plus we expect better revenue in quarter two from the existing acquisitions than we have had in quarter one. So basically out of the six acquisitions, four have been consummated and two more to be consummated in September.

Moshe Katri
Understood.
Suresh Senapaty
And so far as the margins are concerned, yes, we have posted a loss so far as all the acquisitions are concerned. But as of now in terms of overall integration process we are on target, we are let us say on track, is the right word to use. You know, there is an acquisition that we did which had impact on the IP sales, and that will take little more time in terms of getting into a period of break even. I think it will take about another one or two quarters, but that gives us a scope for getting into some amount of non-linearity, but if you adjust for that acquisition, our operating margin in the acquisition is in excess of 15%. So, while the overall bucket of acquisitions turns out to be negative, but for that the operating margins would be in excess of 15%, I thought I will give you this data point also.
Moshe Katri
Okay. Moving over to a different topic of wage hike, can you remind us on an annual basis which quarter, when do you actually go through the wage hikes, and in that context what sort of, you know, at what magnitude are we expecting to see these this year?
Suresh Senapaty
Last year...can I request Pratik to answer this question.
Pratik Kumar
The wage hike cycle for offshore employees is typically third quarter, and for onsite employees it is fourth quarter beginning. And what Senapaty in his initial remarks what he commented is that we will be staggering the increase which means that we will be identifying a section of employees where we think need to be considered for hike, perhaps a month earlier than the start of quarter three, and that is for offshore employees.
Moshe Katri
Okay, and what sort of magnitude are we talking about do you think in terms of wage hikes?
Senapaty
See, while we have not sort of articulated the exact increase that is to be given but I can give you a possible impact in the quarter two because of the restricted stock option that has been granted, about 6.8 million units, like he said Rs. 3.4 billion which is to be taken charge of over a 60 month period covering about 3200 employees and also the compensation increase that we will be giving effective 1st of September. The combined impact of that would be about 1.5% in the Q2 operating profit.

Moshe Katri
Okay, 150 basis points. And then moving over to the currency impact, did you have a currency benefit on EBIT margin this quarter?
Suresh Senapaty
No, we had a currency dis-benefit in the EBIT margin last quarter.
Moshe Katri
Okay. Then finally, can we talk briefly about pricing, I think there has been some concern about pricing or some comments that you made in your earlier conference call about pricing?
Suresh Senapaty
Yes, that is what I am communicating to you is about, on a blended basis we had an uptick on pricing about 1.4%, onsite 0.8% and offshore 0.5%. I will request P. R. Chandrasekar, who heads our international business, to comment upon the pricing aspect...
P. R. Chandrasekar
Moshe, this is Sekar here. In terms of pricing for the new business that we are getting, we continue to get increased prices, but the overall impact will still remain in the range that we have had in the past. This is true for both the US and the European market.
Moshe Katri
Great. Thanks very much.
Moderator
And your next question comes from the line of Joseph Foresi from Janney Montgomery Scott. Please go ahead.
Joseph Foresi
Hi gentlemen. My first question is, you know, you talked about margins in the last quarter, could you give us some idea where you expect them ending up in the back half of the year, in other words, in 3Q and 4Q? Do you expect them to sort of increase, and do you expect year over year to be flat?
Suresh Senapaty
Actually, our own position has been that given the kind of scenario, given the kind of areas on which there could be pressures, and there are multiple other levers based on which we could achieve certain efficiency. On a medium term to long term, we think these are sustainable margins, however, on a quarter to quarter basis depending upon the forex or depending upon the compensation increases that we have given it could move in narrow margin. For example, if you look at our last quarter, the positive levers that we think are there is in terms of utilization, in terms of our bulge mix, in terms of our offshore-onsite mix, and also trying to get better profitability out of our acquisitions which we have posted a loss as I said, and perhaps even looking at improving other operational parameters. And so far as the pressures are there, pressures are there with respect to compensation that Pratik narrated.
Joseph Foresi
Okay. So sticking with that theme there, what levers do you see as having maybe the biggest impact, are you planning on maybe shifting work from onsite to offshore, does utilization look attractive to you, SG&A leverage, just maybe where do you see those leverage sort of moving, which one do you look to pull I guess in the back half of the year?
Suresh Senapaty
I think we look at all the levers. For example, like last quarter we did improve the operational efficiencies on utilization. We did take a hit on the offshore-onsite ratio, like I said we took the hit on the acquisitions, so going forward we would look at opportunities to be able to get a better bulge mix, which is many more rookie hiring will be done in the current quarters. Also, we would expect in some form the mix on the offshore-onsite to improve over the next few quarters, next three quarters. So I think all these areas we would look for opportunities to be able to get benefits to be able to counter the pressures on the compensation increase that we have in hand.
Joseph Foresi
Just two more really quick questions, one on the BPO front, obviously it has become a little bit more profitable, but going to the back half of the year, do you see growth in the business sequentially or is it some lumpiness in the back half, what could we maybe model in on the revenue side of things?
T. K. Kurien
Well, from a guidance perspective what we have given as the fact that next quarter we are going to show growth, in the current quarter, I am sorry I keep saying next quarter. Current quarter we are going to see growth. We expect, I mean, in terms of our business last quarter we churned our portfolio a bit in terms of moving out some of the services that were not that profitable and that really reflected in part in our profitability improvement. Going forward our focus would be profitability and growth. So, I guess you would see some of it coming up in the future quarters.
Joseph Foresi
Okay. Just one last question on the labor front. Are you seeing any wage inflation at the fresher level, and what are you doing to maybe on that level?
Pratik Kumar
Is your question specific to BPO or on the IT services side?

Joseph Foresi
It is more of a general question, but if you guys want to break it up that would be great too.
Pratik Kumar
At the fresher level, there is no immediate pressure, but you must know the context that for the last three years, we have seen virtually no wage inflation on the compasses where we do bulk of our freshers hiring. We have announced salary hike for the campus recruits in the range of about 10-15% of which would depend on the kind of colleges they come from, but this is for the people who would be joining Wipro next year, that is in year 2007-2008, and typically, they join in quarter three of the year.
Joseph Foresi
Okay. Thanks.
Moderator
And your next question comes from the line of Bryan Keane from Prudential. Please go ahead.
Bryan Keane
Hi. I notice that the attrition rate jumped up a point to 17%, I guess we would have thought that that would have come back down, can you just comment about what happened there and what we should expect going forward?
Pratik Kumar
The attrition rate of 17 was almost 2% of attrition as accounted for involuntary separation. As we have shared in the last quarter, some of it was part of the clean up which we were doing on the issue of the fake resumes, which we had shared last time. Some of the residual clean up continued in the last quarter as well. Last quarter was also the quarter where we finished with our annual appraisal cycle and therefore people who were belonging to the lower quartile of performance, some of them exited because of that as well. Outside of that, the voluntary attrition has moved up by about 2% points and some of the things which we shared earlier in terms of the measures which we have taken on account of RSU or on account of the salary increases which we have advanced slightly for a section of employees should help us in addressing it in the coming quarter and going forward.
Bryan Keane
Okay. The targeted range is still I guess in the lower double digit, is that were you are trying to get the attrition down to?
Pratik Kumar
That is true.

Bryan Keane
Okay. I also saw that active customers really jumped off the page, 565, was there anything, any one timers in that number that helped increase it, what just seem like a big sequential increase than we have seen in the past?
Suresh Senapaty
Yeah, I think there is, one was, we had because of these acquisitions that we have Enabler, there was a 42 customer add that happened because of the acquisition, but otherwise the new customer adds have been about 60. Yes, some of them have been in our sort of C-Mango and New Logic as well as in our product engineering services which have some amount of IP sales, they tend to be one time and may not necessarily repeat thereafter, but still even if we were to nullify that, the customer acquisition numbers are better than the experience we have had in the past several quarters. Actually, investment that we have done over the last two quarters has been decent in terms of sales and marketing. We had basically 4 major activities on the sales and marketing investment point of view, a) we had a good customer event in the US. We had big analyst event in the US. We had a sales conference again outside of India where we had the entire sales team and the marketing team interacting along with some of the delivery guys, and similarly we had added in the sales front about 30 people over the last two quarters in the sales force, and all that has strengthened our sales engines and that is how you see some big customer adds that we are seeing is bearing fruit out of the investment that we have made and are making.
Pratik Kumar
And if I can just, the addition to the field force, the 30 people which Mr. Senapaty mentioned happened during the course of last quarter.
Bryan Keane
Right. So just to be clear, 42 of that total is from the acquisitions that got put into the quarter?
Suresh Senapaty
Yes.
Bryan Keane
Okay, great.
Suresh Senapaty
That gets added to the total active customer base that we have given which is about 565.
Bryan Keane
Okay.

Suresh Senapaty
We had opening active customer base of 494. We had 60 new customers added. We had 42 customers through acquisition. With the net of attrition, we have 565 closing active customers.
Bryan Keane
Okay great. That is helpful. And then just finally, if you back out the 12 million acquisitions this quarter, and then the 3 million last quarter, I get kind of sequential growth rate in the IT services segment of 2%, I guess I just want to make sure that it is right, and if so it looks like a little bit of slower growth sequentially than we have seen in the past, especially with some of the positive comments that we are hearing in India, just trying to make some sense about...
Suresh Senapaty
I think that is correct. I don’t think the reading is right because 12 million dollars is our total revenue from acquisition is correct, and acquisition here has been defined as the acquisitions that we have consummated effective Q3 of last year. So from a q-o-q basis it was there and it continues to be there. The only one deal that we have taken, it has 3.2 million dollars of revenue from Enabler, which wasn’t part of the guidance we had given on 533 million dollars. So in addition to the guidance we have given on 533 million dollars for last quarter, the incremental revenue that has come out in the acquisition is Enabler, which is 3.2. So which means if we have posted 539, 536 is the number comparable to our guidance of 533.
Bryan Keane
Okay, great. That is very helpful. Thank you very much.
Moderator
And your next question comes from the line of Tripp Chowdhury from Global Equities Research. Please go ahead.
Tripp Chowdhury
Thank again, and congratulations on good execution in again a very difficult global environment. Few questions here, and probably it could be for the head of your BPO unit, I was thinking if you can help us understand how the market is shaping, let me comment what we are seeing and I would like to see how we should as analyst think about it. We see there are about 3 types of BPO companies which are evolving, one is the company who have their own BPO operations in India and now they are spinning off, for example WNS, Kanbay, and maybe GE also had a captive BPO unit which they have independently spun off. Then other set of BPO units are something which are IT services led BPO companies in which you are a player with Spectramind, Progeon, and TCS has its own, and the last one is still the captive BPO like HP runs its own back office for their customers in India. I was wondering from your experience and your professional wisdom, what are the positives and negatives of these various models that are evolving and why do you think your model is a better model?

T. K. Kurien
Well, let me start with the last question first, this is T. K. Kurien. Why we think our model works best? Two reasons behind that, first is that if you look at the model that we go to market to customers with, it is basically a combined IT and BPO proposition. So not only do we tell customers that we will take over their process but fundamentally at the end of the day if you have process improvement that has to be embedded in the system that drives the process itself. So to that extent it is extremely critical for you to have an integrated IT and BPO play to get a long term sustained advantage. And I think that is the space that we play in, that is the space some of our competition play in, and I think that is the space that is clearly evolving and growing in terms of new deals if you actually look at the pipeline. So that is the second piece. The first piece is, as far as the captives are concerned who have now become third-party providers too, you have seen the recent filings of some of the companies that are in this space. I would suggest you have a look at the operating margins those companies have and compare them with what we have, and you will get a fair sense of what their built model is like. I do not want to name the company, but it is pretty much, it is one of the companies that you named. I think those companies primarily have scale today, and they use that scale and the expertise to kind of grow in the space that they are in. It is a model that is primarily a wedge. It is a model that still has some more runway in front of it, but until unless those companies kind of integrate with IT players at some point of time or the other, that play in our view is going to get commoditized.
Tripp Chowdhury
The other question I had for Mr. Premji, regarding the acquisitions, I would say from strategic perspective they are very insightful especially the companies that have a very good customer base, I was wondering when you go for acquisitions are you are also thinking of acquisitions from human capital point of view and seeing the acquirer company has also good enough I would say inventory of H1 Visas also because it has capped out or probably that is not any criteria that you think about?
Azim Premji
No, we do not do our acquisition from the point of view of acquiring H1B Visas, I think it will be absurd to do that.
Tripp Chowdhury
The last question I had on....
Azim Premji
....acquisition from the point of view of the quality of people, we certainly look at them from the core point of view, of the quality of their culture and its ability to integrate with our culture. We certainly look at acquisitions, particularly in Europe where we can get good front-end people both in architecture and domain knowledge to give us a good suitable ground in Europe of pretty high caliber people. So certainly not in terms of trying to hire H1B visas. It would be simple to do that in India.

Tripp Chowdhury
A question on testing, there is a status which is detailed that if we don’t have a person on line that is fine, I will ask off line, testing business is growing phenomenally while the testing vendors’ business themselves are not doing well. I was wondering is it because of two things: suppose I am a customer in US and I want to outsource my testing to India, do I transfer my licenses to you i.e. to the Indian outsourcers, number one, or do I let Indian IT companies define their own testing methodologies and their own favorite vendors or the customer in US is detecting test my software that this tool, who is being played out.
Suresh Vaswani
See typically testing lends itself very naturally to a lot of outsourcing and offshoring and the customers tend to see a lot of advantage by offshoring both in terms of cost. We tend to use our own frameworks, we tend to use our own point solutions, and we also work through with the licenses of customers, so we are basically using customers’ license in terms but using a global delivery model to execute test cases for customers.
Tripp Chowdhury
Sir last question I had is you know on package implementation, very good traction like all my contacts were saying you, guys do a phenomenal job on both SAP implementation as well as Oracle implementations. Now I was wondering are these maintenance projects or incomplete projects are getting completed or what level of depths of implementations are you currently involved and what do you see happening say 6 to 8 months down the future, and thanks again and really good execution in very, very difficult environment.
Suresh Vaswani
In so far as package implementation business is concerned and we call that EAS, we do both package implementation and do application management and support, the package support. We do pretty complex implementations in terms of SAP and Oracle. We are actually coming out today globally in terms of Indian offshore vendors as one of the best implementers when it comes to SAP implementations, SAP role outs, and we come out pretty strong when it comes to new generation products like CRM and supply chain management, so the answer is we are doing both pretty complex implementation, roll - outs, as well as application support.
Tripp Chowdhury
Thank you.
Moderator
Thanks. We have a question from the line of Julio Quinteros with Goldman Sachs. Please go ahead.
Julio Quinteros
Hey, good morning guys. I want to go back to the question with regards to BPO, in particular around competition, I understand I think some of the points which you tried to make about the scale issues on some of the competitors, I was wondering as you look at the landscape with companies like Genpact, DXL, and WNS, and your own requirements to grow your business and to improve your profitability, how does the landscape evolution with more competitors increase the pressure for you guys or how do you think you will be able to tackle an increased competitive environment?
TK Kurien
In the BPO space our view is that ultimately the BPO space would evolve into very sharply focused verticals and very sharply focused horizontal services, which different companies would kind of specialize in. So if you look at us as a company what we have done is that we have chosen eight different spaces and the vertical area and five different horizontal offerings that we believe that we can productize and we can sell more effectively to customers and deliver to in more or less of a standard platform, so that is the way we are going in our business. So we believe that the labor arbitrage came, as far as BPO is concerned, it is a game that soon would die out at least out of India, I mean it could continue of course but over a period of time after the first year of benefit the customers would typically ask in terms of what they are going to get in year 2, and at that stage the IT integration pieces have to kick in, the process efficiency pieces have to kick in, and that is why we believe that if you were looking for long term sustainable advantage in this market, IT integration as the key component of the overall solution.
Julio Quinteros
And anybody in this space right now in terms of the pricing on BPO, do you feel that the pricing approach is generally stable or are there guys out there that would be more aggressive on the pricing front?
TK Kurien
I think there is always going to be. The entry barriers for BPO aren’t too high if you are a small shop, I guess the problem is in getting a repeat customer for the same kind of service. So we are going to find a bunch of people coming in with specific point solutions, who are always going to be very, very price competitive. From our perspective what we are doing is that we are trying to bundle more in, trying to look at end-to-end processes and thus you know at least keep that, and rather than selling slivers and having your pricing exposed, we are trying to get movement of pricing model that more and more gets bundled and thus we are able to get higher pricing, that is the approach we are taking.
Julio Quinteros
With your head counts plans for the rest of the year, do you guys provide the growth and then head count plans for the reminder of fiscal year.
Suresh Senapaty
No, we give guidance quarter to quarter in terms of our revenue in dollar terms and typically the approach has been to hire per requirement and consequently we have not so far said our head count additions in the remaining period.
Julio Quinteros

Thank you, and then Senapaty if you could just go back to the question about the impact expected in the next quarter from the acquisitions, I was just looking back on the notes I was not sure if you actually answered the questions specifically about how many basis points of margin impact acquisitions are expected to have in the current quarter and then related to that just sort of walk through the related sort of margin impact that you expect to have from wage increases in the current September quarter.
Suresh Senapaty
Right, you know, the impact of the acquisition are already felt last quarter and consequently we do not expect a significant difference in the current quarter vis-à-vis the dilution on the acquisition like I said, but for that one acquisition which has a higher component of IP sales, the acquisitions will have an operating margin in excess of 15%. So we expect in next two quarters to be able to break even on the acquisitions we did, which has a component of IP, and eventually one would see an uptake in the operating margin on the acquisition and going forward basis, so in the current quarter we wouldn’t be expecting significant difference with respect to what we have seen the margins on the acquisition. We talked about the restricted stock grant that we gave it in July and also talked about compensation increase that will happen on a staggered basis starting September 1 st and a combination of both these factors will impact, and also some specialized skills, and that would impact about 150 to 160 basis points in the current quarter. But we think there are other levers based on which we should be able to, but for the exchange, maintain this margin in a narrow range. I have been able to clarify?
Julio Quinteros
I guess I am understanding on my side because in the current quarter looking at the Indian GAAP statements it looks like the acquisition impact on a PBIT basis was something like 96, that is actually in rupees, Rs. 96 million, so are you saying that in the next quarter the impact is again 96 million or in the September quarter or you are saying that it is supposed to be break even?
Suresh Senapaty
I am saying we would perhaps be in a similar range in relationship to the total profit that Wipro Technologies would deliver.
Julio Quinteros
Okay got it, thank you.
Suresh Senapaty
Thank you.
Moderator
Thanks. We have a question from the line of Alan Hellawell with Lehman Brothers. Please go ahead.
Alan Hellawell
Thank you very much. Congratulations on the quarter guys. I was hoping you might entertain just a few more questions on your R&D segment. I believe if I am not mistaken you reported may be a 100 basis point decline in the company’s R&D business. I just want to know if there are any unique factors behind this decline.
Suresh Senapaty
I am sorry I did not get your point, you are saying there is a decline in respect of what?
Alan Hellawell
A 100-basis point decline in the margins on R&D and I am wondering whether you could add a little color as to what may have been behind that?
Suresh Senapaty
I am not too sure where you picked that up, because I don’t think we have ever communicated that nor was that the actual result ever. We have always given the result for Wipro Technology and Software Services as a whole and BPO.
Alan Hellawell
Okay.
Suresh Senapaty
We don’t ever split the overall that into R&D, enterprise, solutions at all, and also it is actually not correct that we have any kind of, in relation to the overall operating margins, any significant drop in the operating margins of the R&D business.
Alan Hellawell
Okay, I probably should have tightened up my nomenclature. I guess I was referring more to telecom and product engineering services.
Suresh Senapaty
No I appreciate that, in that also we have not given the operating margin separately, so I will not be sure how where did you pick that up.
Alan Hellawell
Oh! I am sorry.
Suresh Senapaty
But it is actually incorrect.
Alan Hellawell
Okay, I am actually referring to revenues, I apologize for that.
Suresh Senapaty
Okay, so you are talking about share of revenue from the R&D services to the total revenue of Wipro Technologies?
Alan Hellawell

Yeah.
Suresh Senapaty
Right, you know we have in comparative term on a sequential basis, yes your observation is right, but if you look at on a Y0Y basis the R&D business has delivered 40% growth, so if Wipro Technologies has grown Y0Y 42% the R&D business has grown 40% Y0Y, but it is not significant different than what the Wipro Technology averages are.
Alan Hellawell
Okay and if I am not mistaken and do correct me if I am wrong, you know we have heard messaging from senior leadership that there has been aspirational target for R&D revenues of 50% of it longer term, could you may be add a little more color in terms of how we get from here to there.
Suresh Senapaty
I don’t know, I don’t think we have communicated any aspirations on a realistic any kinds of numbers, we have only guidance for the current quarter which is about $577 million which includes BPO, which includes R&D, which includes enterprise solutions, as well as financial services and all geographies — US, Europe, and Japan. So we have not specifically stated with referral to what the growth are we target trying to achieve or going to be achieved in the current quarter, but all we are saying is that I think R&D space is an interesting space, there are lot of opportunities despite the fact that we have a fair amount of good customer base and presence in not only telecom OEM, telecom service providers, product engineering area, in terms of embedded space, whether it is avionics or automotive, consumer electronics, I think there are further opportunities that we have identified and we are seeing all these through acquisitions we have done in the form of Wipro NewLogic as well as Saraware which was consummated on the 30th of June, which means we didn’t have the revenue but we had just the asset being consolidated, so though these opportunities also gives us much more growth opportunities and we are continuing to look at some of these spaces which we have still not been there and therefore it is an exciting area and our leadership is very committed to be wanting to take that part of the business into higher growth path.
Alan Hellawell
Okay. I am awfully sorry, clearly the news for around the company from the Indian press is about as reliable as metrological forecast in the New York city area these days. One last question I guess we talked with company about new initiatives in R&D such as aviation and other areas, are there any particular new segments within R&D that you are seeing a nice pick up in business.
Azim Premji
We r seeing interesting opportunity in being a party to some client to satisfying the off set requirements of a lot of particularly defense companies of the US which are sailing into India, and the government has formulated an off set policy on that, and we are quite active in our discussions with those companies.
Alan Hellawell

Okay and ...., I am sorry.
Sekar
The other area is as a result of the recent acquisition of Quantech, and we have opportunities in the CAD engineering in the PLM space, which we hope will also provide us new avenues for growth in existing customers as well as a new service offering that we can more aggressively target in new customers.
Suresh Senapaty
So all these initiatives taken and more initiatives will come forth too.
Alan Hellawell
That is all, thank you very much gentleman.
Moderator
Thank you. We have a question now from the line of Rama Rao with RR Capital Management. Please go ahead.
Rama Rao
Thank you guys for taking the call. It is very impressive revenue growth you have. Can you break down what percentage came from the volume growth and what percentage came from the price increase and any contribution from the forex?
Suresh Senapaty
Yes, there was no contribution from forex, there were volume growth of 5.5% in the IT software services, in the pricing, as I said, that blended we have about 1.4% increase on a sequential basis. In the business process outsourcing we had about a flatish growth. So net-to-net it translated into $539 million.
Rama Rao
How does the total revenue and its growth break down in terms of the various geographical region like North America, Europe, Japan, and Asia?
Suresh Senapaty
North America about 62.7% is North America, 32.6% is Europe, and the balance is Japan and Rest of World.
Rama Rao
If the US economy slows down, how you are strategically positioning yourself to counter interact this US slow down?
Azim Premji
We have Girish Paranjape, who is our President of our Financial Services division to reply this question.
Girish Paranjape

You know we have made investments for addressing the European markets as well as we are renewing ourselves in the nontraditional market, but what we have seen is that the outsourcing does not kind of slow down even if there is a slow down in the US economy. We only worry if there is uncertainty because that is when everything comes to a halt or kind of slows down significantly. So either when there is boom or whether it is slow down I think outsourcing has been fairly perennial, it is only in the uncertain environment that we need to worry about.
Rama Rao
Thank you.
Moderator
Thanks. Now we have a question from the line of Abhi Gami with Bank of America. Please go ahead.
Abhi Gami
Yes thanks. Can you break out how much of the $11.1 million of other income was related to foreign exchange either you know losses on hedges or gains from marking to market.
Suresh Senapaty
Request Jatin to explain that point.
Jatin
Can you just repeat your question in terms of number?
Abhi Gami
Sure, I am looking at the $11.1 million of other income and I assume that within that number there might be some impact from effect.
Jatin
Yeah, it is negative 37 million, which is the forex loss which is embedded there, that is little less than million dollars.
Abhi Gami
I am sorry, was that is negative 37 million dollars or?
Jatin
Rupees.
Abhi Gami
Rupees okay, okay. So that is the net impact of marking to market, was there any forwards or options?
Jatin

Absolutely, it encompasses both the forward gains or losses during the quarter as well as the marked to market at the end of the quarter.
Abhi Gami
Okay great, can you break those two components down?
Lakshminarayana
Considering the fact that we use cash-flow accounting under FAS123, we do not have a large component of marked to market. The hedges we have are directly related to the outstanding we have and therefore what we have essentially on account of what is there in the assets of the book, because there are not too many derivative instruments on the marked to market.
Abhi Gami
Okay great, and then was there any impact above the line within your expenses from the currency movements in the quarter.
Lakshminarayana
In Q1 the currently related losses translated to 0.4% negative impact on the operating margin in Q1 versus Q4.
Abhi Gami
There was a 40 basis point reduction in margins or improvement in the margins?
Lakshminarayana
Reduction in the margins.
Abhi Gami
Okay, right. One more question, did you have or did you incur any additional visa application cost in the quarter, and if so how much.
Suresh Senapaty
There was a visa fee as normal and which is always there in, so that part of the normal business itself so to that extent we really do not have any ....
Azim Premji
Another additional Rs. 41 million of hit on account of the ESOP expensing because of the ESOP that was granted in the previous years, because that is the new law out of fact 123 R under the US GAAP, so about Rs. 41 million came as a hit into the P&L account, under US GAAP, that is not under Indian GAAP. Indian GAAP it will be only with respect to the restricted stock which is almost similar to what is there on the US GAAP, the only thing is ESOP and market price which was granted in the previous years, which got hit in to the P&L account under the US GAAP, Rs. 41 million.
Abhi Gami

That is absolutely useful to us. I was asking about visa application expenses, as I understand that the June quarter would be the period in which you make the bulk of the H1 applications.
Suresh Senapaty
Yeah, visa expenses I think there has been a hit in the P&L account in the quarter ending March as well as the June, therefore we dent our profit to an extent.
Abhi Gami
Okay great. Thank you.
Azim Premji
Thank you.
Moderator
Thanks. We have a question from the line of Ashish Thadani with Gilford Securities. Please go ahead.
Ashish Thadani
Yes, good evening, nice quarter. Just on the last question the impact of quarter-on-quarter rupee depreciation above the line on the operating income, why is it a negative impact, I mean I didn’t quite understand?
Suresh Senapaty
Yeah Ashish the way it works is, in the sense that as you know we do cash flow hedging of the net foreign exchange, so we have done at rates on that basis, so while the rupee has depreciated, you know, lets say we take 100 dollars as our revenue, 45 dollars as our net inflow, to the extent of 55 dollars it grosses out in the revenue as well as in the cost of goods sold, so if the revenue numbers goes up consequently from an uptick perspective in the operating margin. So while you realize the 45 dollars as rate which was similar to the Q4 rate, but because of the denominator change it does impact the overall operating margin.
Ashish Thadani
Okay that is helpful, and also there have been occasional tax write backs from time to time, so keeping what happened in this quarter and a year ago quarter in mind, what would be the normalized tax rate lets say for the next year or two?
Suresh Senapaty
The rate that we have been speaking of, effective taxes that we have taken in the current quarter i.e. Q1 as about 14.5%, and that is the normalized rate without any write back, which we had in the previous year including Q1, so this year Q1 14.5% is a normalized rate.
Ashish Thadani
And you expect that would hold for the next few quarters or so.

Suresh Senapaty
That is correct.
Ashish Thadani
Okay and then one question on the environment, as you are aware IBM indicated recently that India revenue growth had exceeded 55% since the beginning of last year, based on your benchmarking insights can you offer clarity on whether you believe this is IT services revenue which would then imply that IBM might be gaining market share?
Azim Premji
I will request Sekar to answer that question.
Sekar
I am sorry, can you repeat that please, I missed that.
Ashish Thadani
Right, it appears that IBM’s India revenue growth has exceeded 55% over the last 4 or 5 quarters, so I was just wondering if you have done any benchmarking studies to see whether this if there is a overlap between Wipro and IBM on this revenue growth which would then imply that they might be growing faster than the industry and perhaps gaining market share?
Sekar
No I don’t think, it has not been material enough but Ashish I don’t think we can comment upon specifically for any company, I think the answer you can have it from them, but we think our growth rate has been decent, it has been ahead of the industry, plus when you do comparisons of the growth you have to look at organic and inorganic differently, and I am sure there has been some inorganic activities that has happened, but I am not too sure I think you might check with the company to get the right statistics.
Ashish Thadani
Okay, thank you.
Moderator
We have a question from the line of Anthony Miller with Arete Research. Please go ahead.
Anthony Miller
Hello again gentlemen, I think I had asked about utilization, the first few quarters it has been broadly around the low 70s, even I think below that a couple of quarters ago. Your competitors’ I think utilizations in the high 70s and in fact the TCS just posted 80, at this point in time I would say your own utilization, because like a couple of years and your net utilization was also in the high 70s. Can you give us a view as to what do you think you can rebuilt your utilization up to those sorts of levels or is it really capped at the low 70s now because this is just one of the fast growing company?
Pratik Kumar
Yeah hi, this is Pratik here. This has been an area of focus for us and we are trying to do a couple of things; one is of course as you know our utilization goes through certain peaks and troughs depending on campus joining timing. One of the things which we are trying to address is making it more even spread right through the year that gives us a better predictability on how the loading would be. Two is that it typically takes about, from our own previous estimate, it takes about anywhere close to about 14 weeks by that time we actually get a new person joining from campus, go through the induction training and before they get deployed. We have put certain measures in place to see how we can get the deployment time reduce by about couple of weeks or so. Third is just to focus on the people supply chain and be able to see that as we go large the way we are organized across multiple service lines, multiple business lines, that we always have a view of people where they would be with carrying certain skill sets which could be deployable, these are the fungible resources which could be deployable wherever the opportunity arises. We do think that is one area where we have an opportunity to do more, and our task teams which are working on that they are trying to make sure that we get the maximum gain out of that.
Azim Premji
Our utilizations are broadly comparable with Infosys and they are probably about 3 to 3.5 percentage points below TCS, so you know there is an opportunity for us to raise them to more efficient levels.
Anthony Miller
Okay because there is a previous comment about freshers, I understand, but I was talking about net utilization which exclude the effect of trainees unless it has been pretty much in the ....
Azim Premji
Both TCS as well as Infosys are reporting numbers, which include trainees.
Pratik
Yeah and as far as the number which we report is also including the people who are undergoing training or the people who are freshers joining from campuses.
Anthony Miller
Ok, I can see a slight difference in the way they measure of the other companies report those numbers, so you are saying there is an opportunity to come up towards the Infosys if not the TCS levels.
Azim Premji
We are saying there is an opportunity to raise the utilization.
Anthony Miller

Okay, thank you very much.
Moderator
Thank you, and at this time I am showing no further questions in queue.
Sridhar Ramasubbu
We will close the call.
Moderator
All right then very good, thank you.
Ladies and gentlemen, today’s conference will be available for replay starting today Wednesday July 19th at 9:45 am Pacific US time and will be available through the Thursday August 3rd at midnight Pacific time and you may access the AT&T executive playback service by dialing 1-800-475-6701 from the United States or Canada or from outside the United States or Canada please dial 320-365-3844 and then enter the access code of 835825. Those numbers once again are 1-800-475-6701 phones from the US and Canada or 320-365-3844 from outside the US or Canada, and again enter the access code of 835825. This concludes our conference for today. Thank you for your participation and for using AT&T’s executive teleconference.